Addex Therapeutics Ltd

Chemin des Mines 9,

CH-1202 Geneva, Switzerland

May 11, 2023	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alan Campbell

RE:	Addex Therapeutics Ltd Registration Statement on Form F-1 File No. 333-271611

Acceleration Request

Requested Date:      May 12, 2023

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-271611) (the “Registration Statement”) to become effective on May 12, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Kaufman, counsel to the Registrant, at (212) 479-6495.

Very truly yours,

Addex Therapeutics Ltd.

/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

cc:	Josh Kaufman, Cooley LLP
Marc Recht, Cooley LLP
David C. Boles, Cooley (UK) LLP
Frank Gerhard, Homburger AG